SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


          Under the Securities Exchange Act of 1934 (Amendment No. __)*


                                   OCTuS, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    67574210
                                 (CUSIP Number)

      Joshua S. Kanter, Windy City, Inc., 333 West Wacker Drive, Suite 2700
                     Chicago, Illinois 60606 (312) 984-3120
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 24, 1996
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent to thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



- --------------------------------------------                                         ----------------------------------------
CUSIP NO. 67574210                                           13D                                 PAGE 2 OF 55 PAGES
- --------------------------------------------                                         ----------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Advanced Technologies International, Ltd.
- -----------------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                     (a)     |_|
                                                                                     (b)     |_|

- -----------------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

- -----------------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            WC
- -----------------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                             |_|


- -----------------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Bahamas
- -----------------------------------------------------------------------------------------------------------------------------
                                       7        SOLE VOTING POWER
                                                3,000,000 shares(1)
           NUMBER OF             ---------------------------------------------------------------------------------------------
            SHARES                     8        SHARED VOTING POWER
         BENEFICIALLY                           -0-
           OWNED BY              ---------------------------------------------------------------------------------------------
             EACH                      9        SOLE DISPOSITIVE POWER
           REPORTING                            3,000,000 shares(1)
            PERSON               ---------------------------------------------------------------------------------------------
             WITH                      10       SHARED DISPOSITIVE POWER
                                                 -0-
- -----------------------------------------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,000,000 shares(1)
- -----------------------------------------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                             |_|

- -----------------------------------------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            41.5%
- -----------------------------------------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            CO
- -----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


ITEM 1.  SECURITY AND ISSUER.

         This Schedule relates to the shares of Common Stock (the "Common Stock") of OCTuS, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9210 Sky Park Court, San Diego, California 92123.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule is being filed by Advanced Technologies International Limited, a Bahamian corporation ("ATI" or the "Reporting Person"). The principal place of business and principal office of ATI is P.O. Box 1792, Anderson Square Building, 5th Floor, George Town, Grand Cayman, Cayman Islands, B.W.I.

         The names and business addresses of the officers and directors of the Reporting Person, their place of citizenship and their present principal occupations or employment, are listed on Exhibit A attached hereto. None of said parties has any beneficial interest in any of the Issuer's securities nor has sole or shared voting or investment control over any of said securities except as said authority may arise in connection with their service as officers or directors of the Reporting Person.

         Neither the Reporting Person, nor any of the parties listed on Exhibit A has, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person acquired 250,000 shares of the Issuer's Series C Preferred Stock (the "Preferred Stock") and a warrant to purchase up to 3,000,000 shares of the Issuer's Common Stock (the "Warrant") in consideration of the payment of U.S. $151,000 which amount was paid out of the Reporting Person's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Preferred Stock and Warrant were purchased by the Reporting Person for investment purposes. The Reporting Person has no present plan or proposal which relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except for the Reporting Person's right to appoint two directors to fill existing vacancies as specifically described in the Stock and Warrant Purchase Agreement attached hereto as Exhibit B;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (A)      AMOUNT BENEFICIALLY OWNED
                        (i)      ATI              3,000,000 shares(1)

                  PERCENT OF CLASS
                        (i)      ATI                   41.5%

         (B)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                  (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                        (i)      ATI              3,000,000 shares(1)

                  (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                        (i)      ATI              -0-

                  (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                        (i)      ATI              3,000,000 shares(1)

                  (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                        (i)      ATI              -0-

         (C)      DESCRIPTION OF TRANSACTIONS

         Pursuant to a Stock and Warrant Purchase Agreement dated June 24, 1996, ATI acquired 250,000 shares of the Issuer's Series C Preferred Stock (the "Preferred Stock") and a warrant to purchase up to 3,000,000 shares of the Issuer's common stock (the "Warrant"). Each share of Preferred Stock shall,

- --------

(1) Includes 3,000,000 shares of common stock underlying a common purchase warrant. Does not include the right to vote 250,000 shares of the Issuer's Series C Preferred Stock which is entitled to vote with the Common Stock and is entitled to 10 votes per share.



among other things, (i) vote with the Issuer's common stock, (ii) be entitled to ten votes, (iii) be entitled to a cumulative dividend of $0.036 payable in cash when, as and if declared by the Issuer's board of directors, (iv) be redeemable by the Issuer for $0.63 plus all accrued but unpaid dividends, provided that the Issuer shall have no such redemption right prior to June 30, 1999 without the written consent of the holders of the Preferred Stock. The Warrant is immediately exercisable at an initial exercise price (subject to adjustment as described therein) of $0.43 per share at any time on or prior to June 24, 2001.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
                  TO SECURITIES OF THE ISSUER.

                  None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Officers and Directors of the Reporting Person.

         Exhibit B - Stock and Warrant Purchase Agreement.





            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]








                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  June 27, 1996
                                  Date

                                  /s/ Frances Petryshen
                                  Signature

                                  Advanced Technologies International Limited
                                  Frances Petryshen, Vice President
                                  Name/Title



                                    EXHIBIT A



Ruth Ditto                     President; Director
3636 Edgemont Boulevard
North Vancouver V7R 287
Canada
Citizenship:  Canada
Occupation:  Accounting (retired)

Frances Petryshen              Vice President and Secretary; Director
c/o Quadrant Business Park
8221 44th Avenue West, Suite A
Mukilteo, Washington  98275
Citizenship:  Canada
Occupation:  Accountant; Business Consultant

Ivan R. W. Burges              Vice President and Assistant Secretary; Director
P.O. Box 1792
Anderson Square Building, 5th Floor
George Town, Grand Cayman
Cayman Islands, B.W.I.
Citizenship:  United Kingdom
Occupation:  Banking





                                    EXHIBIT B

                      STOCK AND WARRANT PURCHASE AGREEMENT




                      STOCK AND WARRANT PURCHASE AGREEMENT

         THIS STOCK AND WARRANT PURCHASE AGREEMENT ("Agreement") is made as of this 24st day of June, 1996 by and between OCTuS, Inc., a California corporation ("Seller") and Advanced Technologies International, Ltd., a Bahamian corporation ("Purchaser").

                                     RECITAL

         A. Purchaser desires to purchase from Seller and Seller desires to sell to Purchaser (i) 250,000 shares of Seller's authorized but unissued no par value Series C preferred stock (the "Preferred Stock"), and (ii) a warrant entitling the holder thereof to purchase up to Three Million (3,000,000) shares of Seller's no par value common stock (the "Common Stock"), all on the terms and conditions more specifically set forth herein.

         B. The Preferred Stock shall be evidenced by one or more original stock certificates issued by Seller (the "Preferred Stock Certificates") and shall be subject to the terms of a certain Designation of Preferred in the form attached hereto and made a part hereof as Exhibit A (the "Designation"), which Designation shall be filed with the Secretary of State of the State of California prior to the Closing Date (as hereinafter defined).

         C. The Warrant shall be evidenced by one or more original warrant certificates issued by Seller in the form attached hereto and made a part hereof as Exhibit B.


                                    AGREEMENT

         NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1        PURCHASE AND SALE OF PREFERRED STOCK AND WARRANT.

         1.1 Purchase and Sale. Subject to and upon the terms and conditions hereinafter set forth, Purchaser hereby agrees to purchase from Seller and Seller hereby agrees to sell, transfer, convey and assign to Purchaser the Preferred Stock and the Warrant for an aggregate purchase price of One Hundred Fifty One Thousand and No/100 Dollars ($151,000.00) in immediately avaiable funds (the "Purchase Price") which Purchase Price shall be delivered at the direction of Seller as follows:


                  1.1.1 Fifty Thousand and No/100 Dollars ($50,000.00) on the Closing Date;

                  1.1.2 Fifty Thousand and No/100 Dollars ($50,000.00) on or prior to June 28, 1996, provided that Purchaser shall not be in default hereunder for failure to make the payment required by this Paragraph 1.1.2 if Seller receives such payment within five (5) business days after the original due date provided herein; and

                  1.1.3 Fifty One Thousand and No/100 Dollars ($51,000.00) on or prior to July 5, 1996, provided that Purchaser shall not be in default hereunder for failure to make the payment required by this Paragraph 1.1.3 if Seller receives such payment within five (5) business days after the original due date provided herein.

         1.2 Closing Date. The date (the "Closing Date") of the sale (the "Closing") of the Common Stock and the Warrant shall be June 24, 1996 or such other date as the parties shall mutually agree.

2        CONDITIONS TO CLOSING.

         2.1 Conditions to Purchaser's Obligation to Purchase. The obligation of Purchaser to complete the purchase hereunder is subject to the satisfaction of each of the following conditions, unless waived in writing by Purchaser:

                  2.1.1 Acceptance of Agreement. Acceptance by Purchaser of this Agreement for the purchase of the Preferred Stock and the Warrant.

                  2.1.2 Performance. Seller shall have timely observed, performed and complied with all covenants, agreements, terms and conditions hereof on Seller's part to be observed, performed and complied with.

                  2.1.3 Receipt of Documents. Seller shall have timely taken, executed and delivered, or be prepared to take, execute and deliver at the Closing all actions, instruments and documents required for performance of this Agreement and full effectuation of the transactions provided for herein, or incidental thereto, in form and content reasonably satisfactory to Purchaser and otherwise as required herein, including, without limitation, the receipt by Purchaser of all of the following:

                           2.1.3.1  a fully executed original of this Agreement;

                           2.1.3.2  the original Preferred Stock Certificates;

                           2.1.3.3  the original Warrant;

                           2.1.3.4  an original certified copy of the
                                    Designation as filed with the Secretary of State of the State of California;

                           2.1.3.5 an original Certificate of Good Standing issued by the Secretary of State of the State of California evidencing Seller's good standing in said State;

                           2.1.3.6 Seller's original Signature and Incumbency Certificate in form and substance reasonably satisfactory to Purchaser;

                           2.1.3.7 Seller's original Officer's Certificate in the form attached hereto and made a part hereof as Exhibit C; and

                           2.1.3.8 an original legal opinion from Latham & Watkins in form and substance reasonably satisfactory to Purchaser.


                  2.1.4 Representations and Warranties. All of Seller's representations and warranties set forth herein shall be true and complete in all material respects as of the Closing Date, with the same force and effect as if made on and as of the Closing Date.

                  2.1.5 No Default. Except for the potential suit (as hereinafter defined), no event of default shall have occurred and be continuing hereunder.

                  2.1.6 No Litigation. No litigation, arbitration or governmental investigation or proceeding shall be pending, or, to the knowledge of Seller, threatened, against Seller, the Preferred Stock or the Warrant which, if determined adversely to Seller would have a material adverse effect on Seller or the sale and purchase contemplated hereby.

         2.2 Conditions to Seller's Obligation to Sell. The obligation of Seller to complete the sale hereunder is subject to the satisfaction of each of the following conditions, unless waived in writing by Seller:

                  2.2.1 Acceptance of Agreement. Acceptance by Seller of this Agreement for the sale of the Preferred Stock and the Warrant.

                  2.2.2 Performance. Purchaser shall have timely observed, performed and complied with all covenants, agreements, terms and conditions hereof on Purchaser's part to be observed, performed and complied with.

                  2.2.3 Receipt of Documents. Purchaser shall have timely taken, executed and delivered, or be prepared to take, execute and deliver at the Closing, all actions, instruments and documents required for performance of this Agreement and full effectuation of the transactions provided for herein, or incidental thereto, in form and content reasonably satisfactory to Seller and otherwise as required herein, including, without limitation, the receipt by Seller of all of the following:

                           2.2.3.1 a fully executed original of this Agreement; and

                           2.2.3.2 payment of the Purchase Price, in accordance with the terms hereof.

                  2.2.4 Representations and Warranties. All of Purchaser's representations and warranties set forth herein shall be true and complete in all material respects as of the Closing Date, with the same force and effect as if made on and as of the Closing Date.

                  2.2.5 No Default. No event of default shall have occurred and be continuing hereunder.

3        REPRESENTATIONS, WARRANTIES AND COVENANTS.

         3.1 Purchaser's Representations and Warranties. Purchaser hereby represents, warrants and covenants to Seller as set forth below with the express understanding that said representations, warranties and covenants are material to and are being relied upon by Seller. Said representations and warranties are true as of the date hereof, shall be true as of the Closing Date and shall, except as otherwise expressly set forth herein, survive the Closing Date for a period of one (1) year.

                  3.1.1 Execution, Delivery & Performance. The execution, delivery, performance and consummation of this Agreement by Purchaser has been duly authorized by all requisite action. Purchaser has the full right, power and authority to execute, deliver and consummate this Agreement and the transactions provided for herein, without the consent or approval of, notice to or registration with any person, association, entity or governmental authority, and this Agreement represents the valid and binding obligations of Purchaser, enforceable against Purchaser and effective in accordance with its terms.

                  3.1.2 No Conflict. The execution, delivery, performance and consummation of this Agreement and the transactions provided for herein do not and will not violate: (a) any contract, agreement or other commitment to which Purchaser is a party, or by which Purchaser is bound;
                           (b) Purchaser's constituent documents; or (c) any order, writ, injunction, decree, statute, ordinance, rule or regulation applicable to Purchaser.

                  3.1.3 Representations and Warranties. No representation or warranty of Purchaser contained herein or in any document delivered in connection herewith contains or will contain any untrue statement of material fact, or omits or will omit to state any material fact or any fact necessary to make the statements made not materially misleading.

         3.2 Seller's Representations, Warranties and Covenants. Seller hereby represents, warrants and covenants to Purchaser as set forth below with the express understanding that said representations, warranties and covenants are material to and are being relied upon by Purchaser. Said representations and warranties are true as of the date hereof, shall be true as of the Closing Date.

                  3.2.1 Execution, Delivery & Performance. The execution, delivery and performance of this Agreement has been duly authorized by all requisite action. Seller has the full right, power and authority to execute, deliver and consummate this Agreement and the transactions provided for herein, without the consent or approval of, notice to or registration with any other person, association, entity or governmental authority. This Agreement represents the valid and binding obligation of Seller, enforceable against Seller and effective in accordance with its terms.

                  3.2.2 No Conflict. The execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein, do not and will not: (a) constitute a breach of or default under any contract, agreement or other commitment to which Seller is a party, or by which Seller, the Preferred Stock or the Warrant is bound, or (b) violate any order, writ, injunction, decree, statute, ordinance, rule or regulation applicable to Seller, the Preferred Stock or the Warrant.

                  3.2.3 Good Standing. Seller is a corporation duly organized, validly existing and in good standing pursuant to the laws of the State of California and Seller is qualified to do business and is in good standing in each other jurisdiction where the nature of Seller's business requires such qualification.

                  3.2.4 Representations and Warranties. No representation or warranty of Seller contained herein or in any document delivered in connection herewith contains or will contain any untrue statement of material fact, or omits or will omit to state any material fact or any fact necessary to make the statements made not materially misleading.

                  3.2.5 Litigation. Except for litigation which has been threatened (but, to the best of Seller's knowledge and belief, not filed) against Seller by principals and affiliates of RAS Securities and TAG Acquisition Corp. in connection with the transaction contemplated hereby (the "Potential Suit"), there is no action, suit or proceeding at law or equity, or before or by any federal, state, local or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, pending, or to the knowledge of Seller threatened, against Seller, the Preferred Stock or the Warrant which (i) if determined adversely would have a material adverse effect on the sale and purchase contemplated hereby, and (ii) has not heretofore been disclosed in Seller's publicly available periodic filings with the United States Securities and Exchange Commission (together with any exhibits or addenda thereto, the "SEC Filings").

                  3.2.6 SEC Filings; Capitalization. The SEC Filings are true, correct and complete in all material respects and do not contain any untrue statement of material fact or omit to state any material fact relating to Seller or Seller's business. Seller has not issued any securities other than those disclosed in Seller's most recent SEC Filing filed prior to the date hereof.

                  3.2.7 Preferred Stock. When issued pursuant hereto, the Preferred Stock shall:

                           3.2.7.1 be fully paid and non-assessable and shall be free of any and all restrictions except those specifically set forth in the Designation and those which arise pursuant to State and federal securities laws, including, without limitation, the Securities Act of 1933, as amended (the "Securities Act"); and

                           3.2.7.2 constitute all of Seller's issued preferred stock of any class or series, or no class or series, whatsoever, it being expressly understood that all heretofore issued shares of Seller's Series A and Series B preferred stock have been converted into shares of Seller's common stock or are otherwise no longer issued or outstanding as of the date hereof.

                  3.2.8 Warrant. When issued pursuant hereto, the Warrant shall be fully paid and non-assessable and shall be free of any and all restrictions except those which arise pursuant to State and federal securities laws, including, without limitation, the Securities Act.

                  3.2.9 Registration Rights. Except as provided hereby, Seller has not granted any registration rights to any party except pursuant to that certain Representative's Warrant Agreement dated January 15, 1993 (the "Initial Registration Rights"). Seller's granting of registration rights pursuant to the terms hereof does not violate the terms of the Initial Registration Rights or any other agreement or obligation to which Seller is a party or by which Seller is bound.

         3.3 Use of Brokers. Each party represents and warrants to the other that it has not dealt with any broker or finder in connection with this Agreement or the transactions provided for herein, and that no person or entity is entitled to any brokerage or finder's fee, commission or other compensation on account of any such dealings with the warranting party. The provisions of this paragraph shall survive the Closing Date, or the termination of this Agreement pursuant hereto.

         3.4 Survival of Representations. Except as expressly set forth herein, all representations and warranties contained in this
                  Article 3 shall survive for an undefined period after the Closing Date, the delivery of the Preferred Stock, the Warrant and the Purchase Price and any investigation at any time made by or on behalf of Purchaser or Seller and shall not diminish Purchaser's or Seller's right to rely thereon.

         3.5 Seller's Covenants. Seller hereby covenants to Purchaser as follows:

                  3.5.1 Board Compensation. Seller's Board (as hereinafter defined) shall not take any action to change the cash or non-cash compensation paid to any member of Seller's Board without obtaining either (i) the approval of a majority of Seller's stockholders, or
                           (ii) the approval of a majority of Seller's Board, provided that said majority includes the affirmative vote of at least one of the ATI Board Representatives (as hereinafter defined).

                  3.5.2 Issuance of Securities; Forced Exercise of Warrant. Without the prior written consent of Purchaser, which consent may be withheld or denied for any reason or no reason whatsoever, Seller shall not, until after the second (2nd) anniversary of the date hereof (the "Restricted Period"), issue, cause to be issued or otherwise incur any obligation to issue, any securities of any kind or nature whatsoever. Notwithstanding the foregoing, in the event that Seller's Board determines in good faith (as evidenced by the resolution of a majority of the then members of Seller's Board) that Seller has less than Sixty Thousand and No/100 Dollars ($60,000.00) in available cash or cash equivalents, and Seller is otherwise unable to conduct Seller's business in the ordinary course, Seller shall have the right, pursuant to the terms of the Warrant, upon fifteen (15) business days prior written notice, to demand that Purchaser exercise the Warrant in a minimum amount sufficient to provide Seller with gross proceeds resulting from the exercise thereof in an amount of One Hundred Thousand and No/100 Dollars ($100,000.00). It is expressly understood that Seller's sole remedy in the event of Purchaser's failure to so exercise the Warrant pursuant to such a demand shall be the termination of Seller's covenant pursuant to this Paragraph 3.5.2 and such default shall have no other effect on the rights or obligations of the parties arising hereunder, pursuant to the Preferred Stock or pursuant to the Warrant.

                  3.5.3 ATI Representatives to Seller's Board. Until such time as the Preferred Stock is redeemed in accordance with its terms, Seller's board of directors ("Seller's Board") and officers hereby agree to take any and all action necessary to effectuate the nomination, recommendation and election of two (2) Purchaser designees to Seller's Board (the "ATI Board Representatives"). It is further expressly understood that each member of Seller's Board and each of Seller's officers hereby agrees to vote any and all of Seller's securities over which said parties have voting control in favor of the election of the ATI Board Representatives.

                  3.5.4 Registration Rights. Seller hereby grants to Purchaser the registration rights described on Exhibit D attached hereto and made a part hereof.

                  3.5.5 Defense of the Potential Suit; Indemnity. If the Potential Suit (or any other action arising or relating in any way to the transactions contemplated hereby) is filed, Seller shall vigorously defend against said action and shall engage counsel in connection therewith satisfactory to Purchaser in Purchaser's reasonable discretion. Seller shall indemnify, defend and hold harmless Purchaser and Purchaser's affiliates, officers, directors, employees, stockholders and other representatives and each of said parties respective successors and assigns (each, an "Indemnified Party"), of, from and against any and all loss, claim, damage, demand, suit, action, cause of action, liability, penalty, judgement, decree, cost and expense, (including, without limitation, reasonable attorneys' fees and costs) (collectively, "Damages") which may at any time be asserted or recovered against or incurred by any Indemnified Party arising from, in connection with, on account of, or relating to, the transactions contemplated hereby, including, without limitation, arising in connection with the Potential Suit. Without limitation of the foregoing, Seller shall pay any Indemnified Party, upon demand, all claims, judgements, damages, losses, costs and expenses (including reasonable attorneys' fees and court costs) incurred by such Indemnified Party as a result of any legal or other action arising in connection with the transactions contemplated hereby, including, without limitation, arising in connection with the Potential Suit.

                  3.5.6 Issuance of Preferred Stock. Notwithstanding the provisions of Paragraph 3.5.2 hereof, without the prior written consent of Purchaser, which consent may be withheld or denied for any reason or no reason whatsoever, for so long as any shares of the Preferred Stock remain outstanding, Seller shall not cause to be issued or incur any obligation to issue any shares of Seller's preferred stock.

4 REMEDIES. Upon a default hereunder by Seller, Purchaser shall have any and all rights and remedies available to Purchaser at law or in equity. Purchaser shall have the right but not the obligation to pursue any one or more of the remedies available to Purchaser concurrently or successively, it being the intent hereof that all such remedies shall be cumulative and that no such remedy shall be to the exclusion of any other. No waiver of any breach or default hereunder shall constitute or be construed as a waiver by Purchaser of any subsequent breach or default or of any breach or default of any other provision of this Agreement.

5        MISCELLANEOUS.

         5.1 Amendment and Waiver. Neither this Agreement nor any provision hereof may be amended, modified, waived, discharged, or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the amendment, modification, waiver, discharge or termination is sought.

         5.2 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If, however, any provision of this Agreement shall be determined by a court of competent jurisdiction to be invalid or unenforceable, such provisions shall be ineffective to the extent of such invalidity or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

         5.3 Headings. The headings of various paragraphs of this Agreement have been inserted for reference only and shall not be a part of this Agreement.

         5.4 Notices. Any notice required or permitted to be given hereunder shall be in writing, and shall be either (i) personally delivered, (ii) sent by U.S. certified or registered mail, return receipt requested, postage prepaid, or
                  (iii) sent by Federal Express or other reputable common carrier guaranteeing next business day delivery, to the respective addresses of the parties set forth below, or to such other place as any party hereto may by notice given as provided herein designate for receipt of notices hereunder. Any such notice shall be deemed given and effective upon receipt or refusal of receipt thereof by the primary party to whom it is to be sent.

                  To Seller:               OCTuS, Inc.
                                           P.O. Box 232397
                                           San Diego, CA 92198-2397
                                           Attn: Mr. John C. Belden

                  with a required copy to:  Latham & Watkins
                                            701 B Street
                                            Suite 2100
                                            San Diego, CA 92101
                                            Attn: Thomas A. Edwards, Esq.

                  To Purchaser:             Advanced Technologies
                                                  International Ltd.
                                            c/o Neal Gerber & Eisenberg
                                            Two North LaSalle Street
                                            Suite 2200
                                            Chicago, IL  60602
                                            Attn:  Burton W. Kanter, Esq.

                  with a required copy to:  Barack Ferrazzano Kirschbaum
                                                  & Perlman
                                            333 West Wacker Drive
                                            Suite 2700
                                            Chicago, IL 60606
                                            Attn: Joshua S. Kanter, Esq.

         5.5 Governing Law. This Agreement has been negotiated and delivered at Chicago, Illinois, and shall be governed by and construed in accordance with the internal laws of the State of Illinois without reference to (i) its judicially or statutorily pronounced rules regarding conflict of laws or choice of law; (ii) where any instrument is executed or delivered; (iii) where any payment or other performance required by any such instrument is made or required to be made; (iv) where any breach of any provision of any such instrument occurs, or any cause of action otherwise accrues;
                  (v) where any action or other proceeding is instituted or pending; (vi) the nationality, citizenship, domicile, principal place of business, or jurisdiction or organization or domestication of any party; (vii) whether the laws of the form jurisdiction otherwise would apply the laws of a jurisdiction other than the State of Illinois; or (viii) any combination of the foregoing.

         5.6 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

         5.7 Recitals and Exhibits Incorporated. The recitals and exhibits to this Agreement are incorporated into and constitute an integral part of this Agreement.

         5.8 Entire Agreement. This Agreement constitutes the entire agreement and understanding among the parties with regard to the subject matter hereof, and there are no other prior or contemporaneous written or oral agreements, undertakings, promises, warranties, or covenants respecting such subject matter not expressly set forth herein.

         5.9 Additional Documentation. At the request of any party from time to time on and after the Closing Date, the other party shall, without further consideration, execute and/or deliver to the requesting party such documents and instruments, and take such other action, as the requesting party may reasonably request in order to consummate more effectively the transactions provided for herein. The provisions of this paragraph shall survive the Closing Date.

         5.10 Counterparts. This Agreement may be executed in any number of identical counterparts, any of which may contain the signatures of less than all parties, and all of which together shall constitute a single agreement.

         5.11 Litigation. If any party commences an action against any other party to enforce any of the terms hereof, the losing party shall pay to the prevailing party the reasonable attorneys' fees and costs of the prevailing party incurred in connection with the prosecution or defense of such action or any appeal therefrom.


         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.


Purchaser:                             Advanced Technologies International, Ltd.

                                       By:

                                       Its:

Seller:                                OCTuS, Inc.

                                       By:

                                       Its:




                                    EXHIBIT A

                         DESIGNATION OF PREFERRED STOCK


                   CERTIFICATE OF DETERMINATION OF PREFERENCES
                                       OF
                            SERIES C PREFERRED STOCK
                                       OF
                                   OCTUS, INC.

             (Pursuant to Section 401 of the General Corporation Law
                           of the State of California)

         1. They are the duly elected and acting President and Assistant Secretary, respectively, of the corporation.

         2. Pursuant to authority given by the Articles of Incorporation of OCTuS, Inc. (the "Corporation") the Board of Directors of the Corporation has duly adopted the following recitals and resolutions:

                  WHEREAS, the Articles of Incorporation of the Corporation provide for a class of shares known as Preferred Stock, issuable from time to time in one or more series; and

                  WHEREAS, the Board of Directors of the Corporation is authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, to fix the number of shares constituting any such series, and to determine the designation thereof, or any of them; and

                  WHEREAS, the Corporation does not have any shares of Preferred Stock outstanding, and the Board of Directors of the Corporation desires, pursuant to its authority, to determine and fix the rights, preferences, privileges, and restrictions relating to, a series of Preferred Stock as follows:

         1. The series of Preferred Stock shall be designated "Series C Preferred Stock."

         2. The number of shares constituting the Series C Preferred Stock shall be 250,000 shares.

         3. Intended Preference and Priority. The Series C Preferred Stock shall be senior in preference and priority in all matters whatsoever to (i) the Corporation's no par value common stock (the "Common Stock"), (ii) any and all classes or series of the Corporation's preferred stock other than the Series C Preferred Stock, whether now or hereafter designated or outstanding (the "Junior Preferred Stock"), and (iii) any other class or series of capital stock of the Corporation, whether now or hereafter designated or outstanding (the "Junior Capital Stock"). The Common Stock, the Junior Preferred Stock and the Junior Capital Stock are hereinafter collectively referred to as the "Junior Securities").

         4. Dividends. The holders of record of the then outstanding shares of Series C Preferred Stock shall be entitled to receive cumulative dividends at the annual rate of $0.036 per share payable in cash when, as and if declared by the Board out of any funds legally available therefor. Such dividends shall accrue on a cumulative basis on each share of Series C Preferred Stock from day to day, whether or not declared or paid. If not theretofore paid, the Corporation shall be obligated to pay any and all dividends accrued with respect to the Series C Preferred Stock at the time of the redemption of the Series C Preferred Stock. No dividends or distributions shall be declared, paid or set aside for payment in respect of any Junior Securities unless and until any and all accrued dividends shall have been declared and paid with respect to the Series C Preferred Stock.

         5. Conversion. The shares of Series C Preferred Stock shall not be convertible into Common Stock or any other of the Corporation's securities.

         6. Voting Rights. The holder of each share of Series C Preferred Stock shall be entitled to 10 votes per share, entitled to vote on all matters which come before the Corporation's stockholders for which a vote is taken or any written consent of the Corporation's stockholders is solicited, such votes to be counted together with all other shares of the Corporation's securities having general voting power and not separately as a class. Each holder of Series C Preferred Stock shall be entitled to notice of any such proposed stockholder action at the earliest time as such notice is provided to the holders of any other series, class or designation of the Corporation's capital stock and otherwise in accordance with the terms of the Corporation's bylaws.

         7. Redemption Rights. The Corporation shall have the right to call and redeem all (but not less than all) of the outstanding shares of Series C Preferred Stock for an aggregate price (the "Redemption Value") equal to (i) Sixty Three Cents ($0.63) per share of Series C Preferred Stock, plus (ii) any and all then accrued but unpaid dividends; provided, however, that the Corporation shall have no right to call or redeem any shares of Series C Preferred Stock prior to June 30, 1999 without the express prior written consent of the holders of One Hundred Percent (100%) of the then outstanding shares of the Series C Preferred Stock, which consent may be withheld or denied in the sole and absolute discretion of the holders of the Series C Preferred Stock for any reason or no reason whatsoever.

         8. Liquidation. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series C Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to shareholders, an amount equal to the Redemption Value before any payment or distribution shall be made to the holders of Junior Securities. In the event the assets of the Corporation available for distribution to the holders of shares of the Series C Preferred Stock upon any dissolution, liquidation or winding up of the Corporation shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to this paragraph, then all of the assets of the Corporation to be distributed shall be distributed ratably to the holders of Series C Preferred Stock. After the payment to the holders of the shares of the Series C Preferred Stock of the full amounts provided for in this paragraph, the holders of the Series C Preferred Stock as such shall have no right or claim to any of the remaining assets of the Corporation.

         9. Exclusion of Other Rights. Except as may otherwise be required by law, the shares of Series C Preferred Stock shall not have any voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this resolution (as such resolution may be amended from time to time) and in the Articles of Incorporation. The shares of Series C Preferred Stock shall have no preemptive or subscription rights.

         10. Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

         11. Severability of Provisions. If any voting powers, preferences and relative, participating, optional and other special rights of the Series C Preferred Stock and qualifications, limitations and restrictions thereof set forth in this resolution (as such resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative, participating, optional and other special rights of Series C Preferred Stock and qualifications, limitations and restrictions thereof set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative, participating, optional and other special rights of Series C Preferred Stock and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect, and no voting powers, preferences and relative, participating, optional or other special rights of Series C Preferred Stock and qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative, participating, optional or other special rights of Series C Preferred Stock and qualifications, limitations and restrictions thereof unless so expressed herein.

                  RESOLVED, FURTHER, that the Chairman of the Board, the President or any Vice President, and the Secretary, the chief financial officer, the Treasurer, or any Assistant Secretary or Assistant Treasurer of the Corporation are each authorized to execute, verify and file a certificate of determination of preferences in accordance with California law.

         3. The authorized number of shares of Preferred Stock of the Corporation is 2,000,000 and the number of shares constituting Series C Preferred Stock, none of which has been issued, is 250,000.

         IN WITNESS WHEREOF, the undersigned have executed this certificate on June 24, 1996.

                                       -----------------------------------------
                                       John C. Belden, President
Attest:

- -----------------------------------
Robert Freeman, Assistant Secretary



                                    EXHIBIT B

                           FORM OF WARRANT CERTIFICATE



              VOID AFTER 5:00 P.M. NEW YORK TIME, ON JUNE 24, 2001 WARRANT TO PURCHASE 3,000,000 SHARES OF COMMON STOCK


                        WARRANT TO PURCHASE COMMON STOCK

                                       OF

                                   OCTUS, INC.


         This is to Certify That, FOR VALUE RECEIVED, Advanced Technologies International, Ltd., a Bahamian corporation ("ATI") or assigns ("Holder"), is entitled to purchase, subject to the provisions of this Warrant, from Octus, Inc., a California corporation ("Company"), 3,000,000 fully paid, validly issued and nonassessable shares of Common Stock, no par value per share, of the Company ("Common Stock") at a price of $0.43 per share, subject to adjustment as provided herein (as so adjusted from time to time, the "Base Exercise Price"). After June 24, 1997, this Warrant may be exercised with respect to 1,000,000 Warrant Shares at the Base Exercise Price and with respect to 2,000,000 Warrant Shares at the lesser of (i) the Base Exercise Price on June 24, 1997 multiplied by two (2), or (ii) $0.50 (the "First Adjusted Exercise Price"). After June 24, 1998, this Warrant may be exercised with respect to 1,000,000 Warrant Shares at the Base Exercise Price, with respect to 1,000,000 Warrant Shares at the First Adjusted Exercise Price and with respect to 1,000,000 Warrant Shares at the lesser of (i) the Base Exercise Price on June 24, 1998 multiplied by three (3), or (ii) $0.75 (the "Second Adjusted Exercise Price"). The Base Exercise Price, the First Adjusted Exercise Price and the Second Adjusted Exercise Price, as applicable and as adjusted from time to time is hereinafter referred to as the "Exercise Price." The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for each share of Common Stock may be further adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as "Warrant Shares" and the exercise price for a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "Exercise Price".

         (a) EXERCISE OF WARRANT

                  This Warrant may be exercised in whole or in part at any time or from time to time on or after the date hereof and until 5:00 p.m. (New York time) June 24, 2001 (the "Exercise Period"); provided, however, that if either such day is a holiday or a day on which banking institutions in the State of New York are authorized by law to close, then 5:00 p.m. (New York time) on the next succeeding day which shall not be such a day. This Warrant may be exercised by presentation and surrender hereof to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of Warrant Shares specified in such form. As soon as practicable after each such exercise of this Warrant, but not later than seven (7) days from the date of such exercise, the Company shall issue and deliver to the Holder a certificate or certificate for the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the Warrant Shares purchasable thereunder. Upon receipt by the Company of this Warrant at its office, or by the stock transfer agent of the Company at its office, in proper form for exercise, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be physically delivered to the Holder. The Company shall pay all documentary, stamp or similar taxes and other governmental charges that may be imposed with respect to the issuance of this Warrant, or the issuance or delivery of any shares of Common Stock upon exercise of this Warrant; provided, however, that if shares of Common Stock are to be delivered in a name other than the name of the registered holder of the Warrant being exercised, then no such delivery shall be made unless the person requesting the same has paid to the Company the amount of transfer taxes or charges incident thereto, if any.

         (b) RESERVATION OF SHARES; FULLY PAID AND NON-ASSESSABLE; ETC. The Company shall at all times reserve for issuance and/or delivery upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance and delivery upon exercise of the Warrants. Upon such issuance the Warrant Shares shall be fully paid and non-assessable, free and clear of all liens, claims, taxes, encumbrances and charges whatsoever with respect to the issue thereof and free from all preemptive or similar rights.

         (c) FRACTIONAL SHARES. No fractional shares or script representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of a share, determined as follows:

                  (1) If the Common Stock is listed on a securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq National Market or the Nasdaq SmallCap Market, the current market value shall be the last reported sale price or the average of the means of the last reported bid and asked prices, respectively, of the Common Stock on such exchange or market on the last business day prior to the date of exercise of this Warrant; or

                  (2) If the Common Stock is not so listed or admitted to unlisted trading privileges, the current market value shall be the average of the means of the last reported bid and asked prices of the Common Stock on the last business day prior to the date of the exercise of this Warrant; or

                  (3) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be an amount, not less than book value thereof determined in accordance with generally accepted accounting principles as at the end of the most recent fiscal quarter of the Company ending prior to the date of the exercise of the Warrant, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

         (d) EXCHANGE, TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. This Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Upon surrender of this Warrant to the Company at its principal office or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other warrants which carry the same rights upon presentation hereof at the principal office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term "Warrant" as used herein includes any Warrants into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

         (e) RIGHTS OF THE HOLDER. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein.

         (f) ANTI-DILUTION PROVISIONS. The Exercise Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events as follows:

                  (1) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur.

                  (2) In case the Company shall fix a record date for the issuance of rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price (the "Subscription Price") (or having a conversion price per share) less than the current market price of the Common Stock (as defined in Subsection (8) below) on the record date mentioned below, the Exercise Price shall be adjusted so that the same shall equal the price determined by multiplying the Exercise Price in effect immediately prior to the date of such issuance by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding on the record date mentioned below and the number of additional shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at such current market price per share of the Common Stock, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding on such record date and the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such rights or warrants are issued and shall become effective immediately. After the expiration of such rights or warrants the Exercise Price shall be readjusted to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into Common Stock) actually delivered.

                  (3) In case the Company shall hereafter distribute to the holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions and dividends or distributions referred to in Subsection (1) above) or subscription rights or warrants (excluding those referred to in Subsection (2) above), then in each such case the Exercise Price in effect thereafter shall be determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding multiplied by the current market price per share of Common Stock (as defined in Subsection (8) below), less the fair market value (as determined by the Company's Board of Directors) of said assets or evidences of indebtedness so distributed or of such rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such current market price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

                  (4) In case the Company shall issue shares of its Common Stock excluding shares issued (i) in any of the transactions described in Subsection
(1) above, (ii) upon exercise of options granted to the Company's employees under a plan or plans adopted by the Company's Board of Directors and approved by its shareholders, if such shares would otherwise be included in this Subsection (4), (but only to the extent that the aggregate number of shares excluded hereby and issued after the date hereof shall not exceed 10% of the Company's Common Stock outstanding at the time of any issuance and provided further that the exercise price per share of such options is not less than the current market price per share of Common Stock (as defined in Subsection (8) below) on the date of grant), (iii) upon exercise of options and warrants outstanding at June 24, 1996, (iv) to shareholders of any corporation which merges into the Company in proportion to their stock holdings of such corporation immediately prior to such merger, upon such merger, (v) pursuant to the Stock and Warrant Purchase Agreement dated June 24, 1996 between the Company and ATI (the "Stock and Warrant Purchase Agreement"), or (vi) issued in a bona fide public offering pursuant to a firm commitment underwriting where the offering price per share of Common Stock offered is not less than the current market price per share of Common Stock (as defined in Subsection (8) below on the date of such issuance, but only if no adjustment is required pursuant to any other specific subsection of this Section (f) (without regard to Subsection (9) below) with respect to the transaction giving rise to such rights, for a consideration per share (the "Offering Price") less than the current market price per share as defined in Subsection (8) below on the date the Company fixes the offering price of such additional shares, the Exercise Price shall be adjusted immediately thereafter so that it shall equal the price determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares and the number of shares of Common Stock which the aggregate consideration received determined as provided in Subsection (7) below for the issuance of such additional shares would purchase at such current market price per share of Common Stock, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after the issuance of such additional shares.

                  (5) In case the Company shall issue any securities convertible into or exchangeable for its Common Stock (including warrants or options to purchase Common Stock) excluding securities issued in transactions described in Subsections (2) and (3) above for a consideration per share of Common Stock (the "Conversion Price") initially deliverable upon conversion or exchange of such securities determined as provided in Subsection (7) below less than the current market price per share as defined in Subsection (8) below in effect immediately prior to the issuance of such securities, the Exercise Price shall be adjusted immediately thereafter so that it shall equal the price determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the issuance of such securities and the number of shares of Common Stock which the aggregate consideration received determined as provided in Subsection (7) below for such securities would purchase at such current market price per share of Common Stock, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to such issuance and the maximum number of shares of Common Stock of the Company deliverable upon conversion of or in exchange for such securities at the initial conversion or exchange price or rate.

                  (6) Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to Subsections (1), (2), (3), (4), and (5) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares then issuable upon exercise of this Warrant by the Exercise Price then in effect and dividing the product so obtained by the Exercise Price, as adjusted.

                  (7) For purposes of any computation respecting consideration received pursuant to Subsections (4) and (5) above, the following shall apply:

                            (A) in the case of the issuance of shares of Common
Stock for cash, the consideration shall be the amount of such cash, provided that in no case shall any deduction be made for any commissions, discounts or other expenses incurred by the Company for any underwriting of the issue or otherwise in connection therewith;

                            (B) in the case of the issuance of shares of Common
Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined in good faith by the Board of Directors of the Company (irrespective of the accounting treatment thereof) on the basis of a record of values of similar property or services; and

                            (C) in the case of the issuance of securities
convertible into or exchangeable for shares of Common Stock, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof the consideration in each case to be determined in the same manner as provided in clauses (A) and (B) of this Subsection (7).

                  (8) For the purpose of any computation under Subsections (2),
(3), (4) and (5) above, the current market price per share of Common Stock at any date shall be deemed to be the lower of (i) the average of the daily closing prices for 30 consecutive business days before such date or (ii) the closing price on the business day immediately preceding such date. The closing price for each day shall be the last sale price regular way or, in case no such reported sale takes place on such day, the average of the means of the last reported bid and asked prices regular way, in either case on the principal national securities exchange or the Nasdaq Stock Market on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on such exchange or market, the average of the highest reported bid and lowest reported asked prices of the Common Stock, or if not so available, the fair market price as determined in good faith by the Board of Directors but in no event less then the per share book value of the Company as determined in accordance with generally accepted accounting principles as of the end of the last fiscal quarter prior to such determination.

                  (9) No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one cent ($0.01) in such price; provided, however, that any adjustments which by reason of this Subsection (9) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section (f) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section (f) to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the Exercise Price, in addition to those required by this Section (f), as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock, or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any Federal Income tax liability to the holders of Common Stock or securities convertible into Common Stock (including this Warrant).

                  (10) Whenever the Exercise Price is adjusted, as herein provided, the Company shall promptly but no later than 10 days after any request for such an adjustment by the Holder, cause a notice setting forth the adjusted Exercise Price and adjusted number of Shares issuable upon exercise of each Warrant, and if requested, information describing the transactions giving rest to such adjustments, to be mailed to the Holders at their last addresses appearing in the Warrant Register, and shall cause a certified copy thereof to be mailed to its transfer agent, if any. In the event the Company does not provide the Holder with such notice and information within 10 days of a request by the Holder, then notwithstanding the provisions of this Section (f), the Exercise Price shall be immediately adjusted to equal the lowest Offering Price, Subscription Price or Conversion Price, as applicable, since the date of this Warrant, and the number of shares issuable upon exercise of this Warrant shall be adjusted accordingly. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section (f), and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

                  (11) In the event that at any time, as a result of an adjustment made pursuant to Subsection (1) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsections (1) to (9), inclusive above.

                  (12) Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

                  (13) Notwithstanding the foregoing, in no event shall the Exercise Price be adjusted pursuant to this Section (f) to an amount in excess of the Exercise Price then in effect, except in the case of a reverse-split or other combination of the outstanding shares of Common Stock.

         (g) OFFICERS CERTIFICATE. Whenever the Exercise Price shall be adjusted as required by the provisions of the foregoing Section, the Company shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office and with its stock transfer agent, if any, an officer's certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer's certificate shall be made available at all reasonable times for inspection by the holder or any holder of a Warrant executed and delivered pursuant to Section (a) and the Company shall, forthwith after each such adjustment, mail a copy by certified mail of such certificate to the Holder or any such holder.

         (h) NOTICES TO WARRANT HOLDERS. So long as this Warrant shall be outstanding, (i) if the Company shall pay any dividend or make any distribution upon the Common Stock, or (ii) if the Company shall offer to the holders of Common Stock for subscription or purchase by them any share of any class or any other rights, or (iii) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, or (iv) if action is to be taken by holders of the Company's Common Stock at a meeting or by written consent, then in any such case, the Company shall cause to be mailed by certified mail to the Holder, at least fifteen days prior the date specified in (x), (y) or (z) below or, if earlier, the date a notice is sent to the holders of the Company's Common Stock with respect to such action, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up or (z) the shareholder action whether at a meeting or by written consent is to take place.

         (i) RECLASSIFICATION, REORGANIZATION OR MERGER. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, the Company or such successor, leasing or purchasing entity, as the case may be, shall as a condition precedent to such transaction, cause effective provisions to be made so that the Holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section (i) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (1) of Section (f) hereof.

         (j) Pursuant to the Stock and Warrant Purchase Agreement, ATI acknowledges and agrees that the Company may require ATI to exercise a certain portion of this Warrant solely in accordance with Section 3.5.2 of the Stock and Warrant Purchase Agreement, to the extent applicable. It is expressly understood that the Company's sole remedy in connection with ATI's breach of this Section
(j) or Section 3.5.2 of the Stock and Warrant Purchase Agreement shall be as set forth in said Section 3.5.2 of the Stock and Warrant Purchase Agreement.

                                            OCTUS, INC.




                                            By:
                                            John C. Belden
                                            President

Dated:   June __, 1996


Attest:



___________________
Robert Freeman
Assistant Secretary



                                  PURCHASE FORM


                                                        Dated ___________, 19___

         The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing ____________ shares of Common Stock and hereby makes payment of __________________ in payment of the actual exercise price thereof.




                                 ASSIGNMENT FORM


         FOR VALUE RECEIVED, __________________hereby sells, assigns and transfers unto

Name __________________
(Please typewrite or print in block letters)


Address __________________

the right to purchase Common Stock represented by this Warrant to the extent of __________________ shares as to which such right is exercisable and does hereby irrevocably constitute and appoint __________________ Attorney, to transfer the same on the books of the Company with full power of substitution in the premises.


Date __________________ , 19 __


Signature __________________


                                    EXHIBIT C

                          FORM OF OFFICER'S CERTIFICATE

                              OFFICER'S CERTIFICATE

         I, John C. Belden, do hereby certify to Advanced Technologies International, Ltd. that:

         1. I am the President of OCTuS, Inc., a California corporation (the "Corporation"), duly elected to such office in accordance with the Corporation's bylaws and other constituent documents and the laws of the State of California.

         2. Attached hereto and made a part hereof as Exhibit A is a true, correct and complete original copy of the Corporation's Articles of Incorporation, together with any and all amendments thereto, as certified by the Secretary of State of the State of California on June 12, 1996, and the same has not been otherwise amended, rescinded or repealed and is in full force and effect as of the date hereof.

         3. Attached hereto and made a part hereof as Exhibit B is a true, correct and complete copy of the Corporation's bylaws, together with any and all amendments thereto, and the same has not been otherwise amended, rescinded or repealed and is in full force and effect as of the date hereof.

         4. Attached hereto and made a part hereof as Exhibit C are true, correct and complete copies of certain resolutions of the Corporation's Board of Directors, adopted on June 24, 1996, and the same have not been otherwise amended, rescinded or repealed and are in full force and effect as of the date hereof.


Dated: June 24, 1996


                                                              __________________
                                                              John C. Belden



                                    EXHIBIT D

                               REGISTRATION RIGHTS



                               REGISTRATION RIGHTS

1. DEFINITIONS. As used herein, the following terms shall have the following meanings:

         a. "Agreement" shall mean the registration rights provided hereby.

         b. "ATI" shall mean Advanced Technologies International, Ltd., together with its successors and assigns.

         c. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder.

         d. "Common Stock" shall mean the Company's no par value common stock.

         e. "OCTuS" shall mean OCTuS, Inc., together with its successors and assigns.

         f. "Registrable Securities" shall mean the Warrant Shares and any Common Stock issued or issuable with respect to the Warrant Shares by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

                  As to any particular Registrable Securities, such securities will cease to be Registrable Securities when they have (a) been effectively registered under the Securities Act and disposed of in accordance with the Registration Statement covering them, (b) been sold to the public in accordance with Rule 144 (or any similar provision then in force) under the Securities Act, or (c) been otherwise transferred and new certificates for them not bearing a Securities Act restrictive legend have been delivered by OCTuS. Whenever any particular securities cease to be Registrable Securities, the holder thereof will be entitled to receive from OCTuS, without expense, new securities of like tenor not bearing a restrictive legend.

         g. "Registration Expenses" shall mean all expenses incident to OCTuS' performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for OCTuS and all independent certified public accountants, underwriters (excluding discounts and commissions) and other person or entity retained by OCTuS.

         h. "Registration Statement" shall mean a registration statement filed pursuant to the Securities Act on Form S-1, S-2, S-3 or any similar registration statement pursuant to which the Registrable Securities may be registered.

         i. "Securities Act" shall mean the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.

         j. "Stock and Warrant Purchase Agreement" shall mean that certain Stock and Warrant Purchase Agreement to which this Exhibit forms a part by and between ATI and OCTuS.

         k. "Warrant" shall have the meaning ascribed thereto in the Stock and Warrant Purchase Agreement.

         l. "Warrant Shares" shall mean all shares of Common Stock underlying the Warrant prior to the exercise thereof and all shares of Common Stock issuable from time to time to ATI upon the full exercise of the Warrant.

2.       PIGGYBACK REGISTRATIONS.

         a. RIGHT TO PIGGYBACK. Whenever OCTuS proposes to register any of its securities under the Securities Act [other than pursuant to a Demand Registration (as hereinafter defined)] and the registration form to be used may be used for the registration of any Registrable Securities (a "Piggyback Registration"), OCTuS will (i) give prompt written notice to ATI of its intention to effect such a registration, and (ii) include in such registration all Registrable Securities in accordance with the priorities set forth in Paragraphs 2.c. and 2.d. below with respect to which OCTuS has received ATI's written request for inclusion therein within fifteen (15) days after ATI's receipt of OCTuS' notice.

         b. PIGGYBACK EXPENSES. All Registration Expenses incurred by OCTuS in connection with any Piggyback Registration will be paid by OCTuS.

         c. PRIORITY ON PRIMARY REGISTRATIONS. If a Piggyback Registration is an underwritten primary registration on behalf of OCTuS and the managing underwriters advise OCTuS in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering, OCTuS will include in such registration
                  (i) first, the securities that OCTuS proposes to sell, (ii) second, the securities registrable pursuant to the Initial Registration Rights, (iii) third, the Registrable Securities requested to be included in such registration, and (iv) fourth, any other securities requested to be included in such registration.

         d. PRIORITY ON SECONDARY REGISTRATIONS. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of OCTuS' securities and the managing underwriters advise OCTuS in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering, OCTuS will include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration, (ii) second, the securities registrable pursuant to the Initial Registration Rights, (iii) third, the Registrable Securities, and (iv) fourth, any other securities requested to be included in such registration.

         e. OTHER REGISTRATIONS. If OCTuS has previously filed a registration statement with respect to Registrable Securities pursuant to Paragraph 3 hereof or pursuant to this Paragraph 2, and if such previous registration has not been withdrawn or abandoned, OCTuS will not file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least six (6) months has elapsed from the effective date of such previous registration except with respect to any Demand Registration which is required due to the inability of ATI to register all of the Registrable Securities required to be included in any Piggyback Registration.

3.       DEMAND REGISTRATIONS.

         a.       REQUESTS FOR REGISTRATION. ATI may, at any time within five
                  (5) years from the date of the Stock and Warrant Purchase Agreement, demand that OCTuS file a Registration Statement with respect to all or part of the Registrable Securities. A registration requested pursuant to this Paragraph 3 is referred to herein as "Demand Registration".

         b. NUMBER OF DEMAND REGISTRATIONS. ATI will be entitled to request one (1) Demand Registration pursuant to which the Registrable Securities shall be registered. A registration will not count as the permitted Demand Registration (i) until it has become effective (unless such Demand Registration has not become effective due solely to the fault of ATI), and (ii) unless ATI is able to register one hundred percent (100%) of the Registrable Securities requested to be included in such registration (unless ATI is not so able to register such amount of the Registrable Securities due solely to the fault of ATI).

         c. PRIORITY ON DEMAND REGISTRATIONS. If securities other than Registrable Securities are to be included in a Demand Registration which is an underwritten offering and the managing underwriters advise OCTuS in writing that in their opinion the number of Registrable Securities and other securities requested to be included exceeds the number of Registrable Securities and other securities which can be sold in such offering, OCTuS will include in such registration, prior to the inclusion of any securities which are not Registrable Securities, the number of Registrable Securities requested to be included which in the opinion of such underwriters can be sold.

         d. DEMAND EXPENSES. All Registration Expenses incurred by OCTuS in connection with any Demand Registration will be paid by OCTuS, provided that OCTuS shall not be obligated to incur legal fees (exclusive of costs and expenses) in excess of Ten Thousand and No/100 Dollars ($10,000.00) attributable solely to the preparation and filing of the subject Registration Statement.

         e. SELECTION OF UNDERWRITERS. ATI shall have the right to select one or more, if any, investment bankers and managers to administer the offering.

4. REGISTRATION OF REGISTRABLE SECURITIES PRIOR TO EXERCISE OF WARRANT. It is expressly understood that, without limitation of any other provision hereof, the term "Registrable Securities" shall include the shares of Common Stock underlying the warrant prior to the exercise thereof as well as the shares of Common Stock issuable from time to time upon the full or partial exercise thereof. It is further expressly understood that ATI may request the inclusion of the Registrable Securities in a Piggyback Registration or may demand a Demand Registration with respect to the Registrable Securities, at any time, in accordance with the terms hereof, whether or not ATI has theretofore exercised the warrant in whole or in part. Notwithstanding anything to the contrary contained herein, it is expressly understood that OCTuS shall have no obligation to register the Warrant.

5.       HOLDBACK AGREEMENTS.

         a. In connection with any underwritten Piggyback Registration, ATI agrees not to effect any public sale or distribution of equity securities of OCTuS, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and the ninety (90)-day period beginning on the effective date of any such underwritten Piggyback Registration in which Registrable Securities are included on behalf of ATI, unless the underwriters managing the registered public offering otherwise agree and such sale or distribution otherwise complies with Regulationss.240.10b-6 of the Exchange Act; provided, however, that ATI may elect, at its option, to not have the underwriter sell the Registrable Securities which ATI have registered and to otherwise determine the method and timing of the sale of the securities so registered without regard to the holdback provisions hereof.

         b. OCTuS agrees (i) not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior and the ninety (90)-day period beginning on the effective date of any underwritten Demand Registration, unless the underwriters managing the registered public offering otherwise agree, and (ii) to cause each holder of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, purchased from OCTuS (other than in a registered public offering) to agree not to effect any public sale or distribution of any such securities during such period (except as part of such underwritten registration, if otherwise permitted, or except as permitted in Paragraph 5.a. hereof, unless the underwriters managing the registered public offering otherwise agree.

6. REGISTRATION PROCEDURES. Whenever ATI has requested that any Registrable Securities be registered pursuant to this Agreement, OCTuS will use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto, OCTuS will as expeditiously as possible:

         a. prepare and file with the Securities and Exchange Commission a Registration Statement with respect to such Registrable Securities and use its best efforts to cause such Registration Statement to become effective (provided that, before filing a Registration Statement or prospectus or any amendments or supplements thereto, OCTuS will furnish to ATI's counsel copies of all such documents proposed to be filed);

         b. prepare and file with the Securities and Exchange Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than twelve (12) months and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement;

         c. furnish to ATI such number of copies of such Registration Statement, each amendment and supplement thereto, the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents as ATI may reasonably request in order to facilitate the disposition of the Registrable Securities;

         d. use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as ATI reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable ATI to consummate the disposition in such jurisdictions of Registrable Securities owned by ATI;

         e. notify ATI, at any time when a prospectus relating to Registrable Securities is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of ATI, OCTuS will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

         f. cause all such Registrable Securities to be listed on each securities exchange, inter-dealer quotation system or other market or reporting service on which similar securities issued by OCTuS are then listed, if any;

         g. provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such Registration Statement;

         h. enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as ATI, or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a stock split or a combination of shares); and

         i. make available for inspection during normal business hours by ATI, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney, accountant or other agent retained by ATI or underwriter, all financial and other records, pertinent corporate documents and properties of OCTuS, and cause OCTuS' officers, directors, employees and independent accountants to supply all information reasonably requested by ATI, underwriter, attorney, accountant or agent in connection with such Registration Statement.

7.       INDEMNIFICATION.

         a. OCTuS agrees to indemnify, to the extent permitted by law, ATI, its officers and directors and each person or entity who controls ATI (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein, except insofar as the same are caused by or contained in any information furnished to OCTuS by ATI expressly for use therein or which ATI failed to provide after being so requested or by ATI's failure to deliver a copy of the Registration Statement or prospectus or any amendments or supplements thereto after OCTuS has furnished ATI with a sufficient number of copies of the same or which is otherwise attributable of the negligence or willful misconduct of ATI. In connection with an underwritten offering, OCTuS will indemnify such underwriters, their officers and directors and each person or entity who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of ATI.

         b. In connection with any Registration Statement in which ATI is participating, ATI will furnish to OCTuS in writing, within fifteen (15) days after request therefor, such information and affidavits as OCTuS reasonably requests for use in connection with any such Registration Statement or prospectus and, to the extent permitted by law, will indemnify OCTuS, its directors and officers, each person or entity who controls OCTuS (within the meaning of the Securities Act), against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained or required to be contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained or required to be contained in any information or affidavit so furnished or required to be so furnished in writing by ATI.

         c. Any person or entity entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification, and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim, with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without the indemnifying party's consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

         d. The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and will survive the transfer of securities. OCTuS also agrees to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event OCTuS' indemnification is unavailable for any reason.

8. OTHER REGISTRATION RIGHTS. OCTuS will not grant to any person or entity the right to request or require OCTuS to register any equity securities of OCTuS, or any securities convertible or exchangeable into or exercisable for such securities, without the prior written consent of ATI.

9. CURRENT PUBLIC INFORMATION. At all times after OCTuS has filed a Registration Statement with the Securities and Exchange Commission pursuant to the requirements of either the Securities Act or the Exchange Act and such Registration Statement has been declared effective, OCTuS will file all reports required to be filed by it pursuant to the Securities Act or the Exchange Act, and will take such further action as ATI may reasonably request, all to the extent required to enable ATI to sell Registrable Securities pursuant to (i) Rule 144 adopted by the Securities and Exchange Commission under the Securities Act (as such rule may be amended from time to time) or any similar rule or regulation hereafter adopted by the Securities and Exchange Commission, or (ii) a Registration Statement. Upon request, OCTuS will deliver to ATI a written statement as to whether it has complied with such requirements.

10. NO INCONSISTENT AGREEMENTS. OCTuS will not hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to ATI in this Agreement.

11. ADJUSTMENTS AFFECTING REGISTRABLE SECURITIES. OCTuS will not take any action or permit any change to occur with respect to its securities which would materially and adversely affect the ability of ATI to include the Registrable Securities in a registration undertaken pursuant to this Agreement or which would materially and adversely affect the marketability of such Registrable Securities in any such registration (including, without limitation, effecting a stock split or a combination of shares).

12. SUCCESSORS AND ASSIGNS. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities.